Via Facsimile and U.S. Mail
Mail Stop 6010

October 2, 2007

Mr. Patrick B. Kelleher
Senior Vice President - Chief Financial Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, VA 23230

> **Re:** **Genworth Financial, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed on February 27, 2007**
> **File No.: 001-32195**

Dear Mr. Kelleher:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant